NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP, Vancouver, B.C.

AND TO:	Deloitte & Touche LLP, Vancouver, B.C.

NOTICE IS HEREBY GIVEN that:
a)	KPMG LLP, Chartered Accountants, Vancouver, B.C. (“KPMG Vancouver”) resigned as auditor of Tahoe Resources Inc. (the “Corporation”) effective as of August 27, 2012 and
b)	Deloitte & Touche LLP (“Deloitte”) has been appointed as auditor of the Corporation, to hold office until the next annual meeting, at a remuneration to be fixed by the Audit Committee of the Corporation.
In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:
1.	KPMG Vancouver resigned on its own initiative, prior to the expiry of their term in office;
2.	the decision to accept the resignation of KPMG Vancouver and appoint Deloitte as auditor has been considered and approved by the Audit Committee of the Corporation;
3.	KPMG Vancouver has not expressed any reservations in its reports for the two most recently completed fiscal years of the Corporation or for any period subsequent to the last completed fiscal year; and
4.	there are no “reportable events” as defined in Section 4.11 of NI 51-102.

TAHOE RESOURCES INC.
Per: “Edie Hofmeister”

/s/Edie Hofmeister
Edie Hofmeister
Vice President and General Counsel

Phone: 775.825.8574	|	Fax: 775.825.8938
5190 Neil Road, Suite 460	|	Reno Nevada 89502 USA